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                                                                    Exhibit h(4)

                          Domini Social Investments LLC
                             536 Broadway, 7th Floor
                            New York, New York 10012


                                                               November 30, 2000


Domini Social Investment Trust
536 Broadway, 7th Floor
New York, New York 10012

     Re:   Expense Limitation Agreement

Ladies and Gentlemen:

     Domini Social Investments LLC currently provides oversight and administrative and management services to Domini Social Investment Trust (the "Trust"), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust's series designated Domini Social Bond Fund or will reimburse such series for all expenses payable by that series to the extent necessary so that the series' aggregate expenses (excluding brokerage fees and commissions, interest, taxes and other extraordinary expenses), net of waivers and reimbursements, would not exceed on a per annum basis 0.95% of that series' average daily net assets.

     The agreement in this letter shall take effect on the date hereof, and shall remain in effect until November 30, 2001.

     Please sign below to confirm your agreement with the terms of this letter.

                                            Sincerely,

                                            Domini Social Investments LLC


                                            By: /s/ David P. Wieder
                                               -----------------------------
                                               Title: Managing Principal

Agreed:
Domini Social Investment Trust


By: /s/ Carole M. Laible
   ------------------------------
   Title: Secretary/Treasurer